March 23, 2001


Shareholders
Omni ParkPass, Inc.
Dallas, Texas


Re:  Resignation

Shareholders:

Please accept this as my formal notice of resignation from all offices of Omni ParkPass, Inc. effective at the close of business on March 23, 2001.

The associations made during the time of service here will truly be memorable.

Sincerely,


/s/  W. Cleveland Smith
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     W. Cleveland Smith
     President